March 11, 2009

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 14, 2009; File No. 333-150800

Form 10-Q for Quarter Ended June 30, 2008
Filed January 15, 2009
Form 10-Q for Quarter Ended September 30, 2008
Filed January 15, 2009
File No. 033-10893

Dear  Mr. Owings:

We have reviewed your letter to QKL Stores Inc. (the “Company”), dated February 17, 2009, relating to the subject registration statement and quarterly reports (the “Comment Letter”).  Set forth below is each comment contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.  Contemporaneously with the filing of this letter we are filing  Amendment No. 6 to Registration Statement on Form S-1 and amendments to the Form 10-Q’s  for the fiscal quarters ended  June 30, 2008 and September 30, 2008.

Amendment No.  5 to Registration Statement on Form S-1

General

1.           We note your response to comment four in our December 24, 2008 letter. Given the facts and circumstances of the transaction, we continue to believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K.  Please revise accordingly.

Response:    After discussing this matter with the staff by telephone on February 18, 2008, the number of shares being registered for resale has been reduced from 8,821,673 to 2,070,836 shares in the aggregate.   The number of shares being registered by the investors in the PIPE has been reduced from 6,838,236 to 687,399.  The number of shares being registered by Vision and Hua Mei has been reduced to 600,018, which number represents 1/3 of the public float of 1,800,054 shares.  There are currently 20,882,353 shares of common stock outstanding; 19,082,299 of these shares are held by affiliates.   We have also reduced the number of shares being registered by the other PIPE investors to 87,381.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Private-Label Merchandise, page 53

2.    We believe your disclosure of a range for gross margins on private-label merchandise of 20% to 30% could be confusing to investors since it relates to a portion of your net sales that is not material to your financial statements for the fiscal year ended December 31, 2008. Accordingly, please delete your reference to a 20% to 30% range for gross margin on private-label merchandise.

Response:      The reference to a 20% to 30% range for gross margin on private-label merchandise has been deleted.

Results of Operations, page 55
Three Months Ended September 30, 2008 compared with Three Months Ended September 30, 2007

Revenue, page 55

3.           We note your response to comment eight in our December 24, 2008 letter, and your revised disclosure stating that $3.5 million of the $9.7 million increase in your retail sales was attributable to new store openings. Considering your disclosure that $0.4 million of the increase was attributable to comparable store sales, it appears that you do not explain the reason for $5.9 million, or approximately 61%, of the increase in your retail sales. Please revise. Refer to Item 303(a)(3)(i) of Regulation S-K; Instruction 4 to Item 303(a) of Regulation S-K; and SEC Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release No. 6835, Part III.D (May 18, 1989).

Response:    We have revised this disclosure to clarify that of the $9.7 million increase in retail sales, $3.5 million was attributable to new store openings and $6.2 million was attributable to an increase in comparable store sales.

Security Ownership of Certain Beneficial Owners and Management,   page 71

4.    We note your disclosure in notes four and six on page 78 regarding Mr. Wang's beneficial ownership of your common stock. As currently drafted, your disclosure suggests that certain events must occur before Mr. Wang will obtain beneficial ownership, but then indicates that those events have occurred. For example, note four currently states “if Mr. Wang does acquire those shares, he will become the beneficial owner of all of our stock held by Winning State (BVI)."  Pursuant to your disclosure in the preceding table on page 77 and the last paragraph of note six, Mr. Wang is currently the beneficial owner of the subject shares. Please revise.

Response:    We have revised our disclosure in notes four and six on page 78 to reflect that Mr. Wang is the beneficial owner of all of our shares of common stock held by Winning State (BVI).

Executive Compensation, page 81

5.    Please update the registration statement to provide compensation disclosure for the fiscal year ended December 31, 2008.

Response:    We have updated the registration statement to provide compensation disclosure for the fiscal year ended December 31, 2008.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 17.    Preferred Stock and Warrants, page F-29

6.           You disclose an obligation to investors of $155,000 per month, capped at $1.55 million, as liquidated damages resulting from being in default of your obligation under the Registration Rights Agreement to have your registration statement declared effective by September 24, 2008.  As of September 25, 2008 you had a liability that met the requirements for accrual in accordance with paragraph 8 of SFAS 5.  See also FSP EITF 00-19-2. You disclose you are continuing to accrue liquidated damages, however it is not clear what amount you estimated and actually accrued, if any, as of September 30, 2008.  As of January 24, 2009, the estimated liability that should be recorded has increased to at least $775,000.   Please revise your financial statements to disclose the dollar amount accrued and recorded in the financial statements as of September 30, 2008 and the basis for your calculation of the amount accrued.

Response:   Pursuant to a Waiver and Release dated as of March 9, 2009 by and among the Company and the investors in the private placement, a copy of which is filed as Exhibit 10. 17 to the registration statement, the investors have agreed to waive their right to liquidated damages resulting from our failure to have the registration statement declared effective by September 24, 2008.   Accordingly, there is no liability to accrue.   We have updated this footnote in the financial statements to reflect this event.

In the absence of the waiver, the amount of the liquidated damages would have been $70,115 calculated as set forth below.  The reduction in the amount of any liquidated damages that would have been payable in the absence of the waiver was due to the fact that the Registration Rights Agreement provides that “in the event the Commission does not permit all of the Registrable Securities to be included in a Registration Statement because of its application of Rule 415, no liquidated damages shall be payable pursuant to this Section by the Company with respect to any Registrable Securities that the Company was not permitted to include on such Registration Statement.”   The parties have agreed that the method of calculation would have been as set below.

The basis of the $70,115 calculation is as follows:

Number of shares held by PIPE Investors being registered	Unit Price of $1.70	1%	6 months Through March 24

687,399	1,168,578	11,686	$70,115

Form 10-Q/A for the fiscal quarter ended September 30, 2008 Form 10-Q/A, for the fiscal quarter ended June 30, 2008

Item 4. Controls and Procedures, pages 23 and 54 Disclosure Controls and Procedures

7.           We note your revised disclosure and response to comment 11 in our letter dated December 24, 2008.  Please revise Forms 10-Q, as amended on January 15, 2009, for the fiscal quarters ended June 30, 2008 and September 30, 2008 to discuss only one conclusion by deleting any reference to "disclosure controls and procedures were effective" since they were not effective as you now disclose in the fourth paragraph.

Response:  We have revised the Forms 10-Q, as amended on January 15, 2009, for the quarters ended June 30, 2008 and September 30, 2008 which now provide only one conclusion that our disclosure controls and procedures were not effective.

Exhibit 31

8.           Please revise the exhibits filed pursuant to Item 601(b)(31) of Regulation S-K so the language in your certifications is identical to Item 601(b)(31).  Specifically, we note that you do not include the reference to the definition of internal control over financial reporting in paragraph 4 and you omitted the parenthetical included in paragraph 4.(d).

Response:   We have revised the exhibits filed pursuant to Item 601(b)(31) of Regulation S-K so the language in our certifications is identical to Item 601(b)(31).

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink or Mark Cawley at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink